Exhibit 99.1

Taomee Announces Extension of Share Repurchase Plan

SHANGHAI, March 24, 2015 /PRNewswire/ — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), a leading children’s entertainment and media company in China, today announced that its Board of Directors approved and ratified the extension of the Company’s previous share repurchase plan (the “Share Repurchase Plan”), which was dated March 28, 2014, for another 12 months from March 29, 2015 to March 28, 2016. Upon such extension, Taomee is authorized, but not obligated, to continue to repurchase, through open market purchase or privately negotiated transactions, up to US$4.9 million, the remaining balance of the US$10 million under the Share Repurchase Plan, of American Depositary Shares of Taomee over the next 12 months, depending on market conditions, share price and other factors, subject to relevant rules and regulations under the U.S. securities laws. The Share Repurchase Plan may be suspended, modified or discontinued at any time at the Company’s discretion without prior notice.

The Share Repurchase Plan will be funded by the Company’s cash flow from operations as well as existing cash and cash equivalents. As of December 31, 2014, the Company had cash and cash equivalents of approximately US$103.2 million. On January 26, 2015, the Company declared a special cash dividend of US$24.6 million, which has been paid in full by February 17, 2015.

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is a leader in China’s children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

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• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Angela Wang

Taomee Holdings Limited

+86-21-61280056 Ext 8651

ir@taomee.com

SOURCE Taomee Holdings Limited